October 21, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Urban Outfitters, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2013

Filed April 1, 2013

Form 10-Q for the Fiscal Quarter Ended April 30, 2013

Filed June 10, 2013

Response dated September 20, 2013

File No. 000-22754

Dear Ms. Jenkins:

This letter responds to the comment that the Staff of the United States Securities and Exchange Commission (the “SEC”) made in its letter to the Company dated October 7, 2013 with respect to the Staff’s review of the Company’s Form 10-K and Form 10-Q referenced above. For your convenience, we have repeated below in bold type the specific comment that the SEC made and have set forth the response of the Company immediately below the comment.

Form 10-Q for the Quarter Ended April 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 20

1.	We have read your response to our comment in the letter dated August 29, 2013 and understand that you believe that the quantification of your direct-to-consumer and store sales is “becoming less meaningful” due to investments in technological advances that offer customers additional methods to purchase and return your products. We note that you list five of these purchasing methods in your response. Please address the following points:

•	Confirm that you continue to track and internally report quantified sales information about the direct-to-consumer and retail store channels separately.

We report sales to our executive and management teams by our six operating segments, Urban Outfitters, Anthropologie, Free People, BHLDN, Terrain and Wholesale. Five of our operating segments, Urban Outfitters, Anthropologie, Free People, BHLDN and

Terrain are aggregated into our Retail segment. Sales for each operating segment within the Retail segment are further broken down in these internal reports to include subtotals for direct-to-consumer and retail store sales channels.

•	Tell us the manner in which you internally report the sales generated from each of the five purchasing methods you have listed and quantify these sales for your most recent interim period in your response. If the sales from any of these methods is aggregated and reported as either direct-to-consumer or store sales, please identify which sales are aggregated and reported as direct-to-consumer and which are reported as store sales. Quantify the aggregate sales amounts included in these two channels for the most recent interim period in your response.

Sales generated from the five purchasing methods referenced in our September 20, 2013 letter are summarized in Appendix A, which also reflects the manner in which they are allocated. We do not believe the allocation of sales to one channel or another is meaningful to an investor. Due to our “omni-channel” capabilities, allocation of a sale to a particular channel does not necessarily reflect the marketing campaign that influenced the customer’s purchasing method, the manner in which a sale was fulfilled, or where an associated return was processed. For example, a customer may receive an e-mail that prompts a visit to one of our stores only to discover that the product the customer was interested in is out of stock at the store. A store associate can search for the product, locate it and fulfill the sale through a direct-to-consumer fulfillment center. The product can be shipped to a store for pick up or shipped directly to the customer’s home. Further, the customer may return the product to one of our store locations or a direct-to-consumer fulfillment center. Although the store associate in this example converted the customer and processed payment, the product was fulfilled from and can be returned to a non-store location and the marketing driving the customer into the store may have come from a digital campaign. Additionally, our brick and mortar stores are designed to create a customer experience that we believe builds a connection between our customers and our brands. We have continued to expand our direct-to-consumer capabilities and intertwined them with the customer experiences in our brick and mortar stores to a point that we do not believe they compete with each other to generate sales. Rather, they have become interdependent on each other to drive the results of the operating segment. As a result, we believe that the most meaningful and consistent measure of our operating segment sales is the combined retail segment sales and not at the store or direct-to-consumer subtotals within the operating segment.

•	Describe the specific events or changes in facts and circumstances that occurred in the quarter ended April 30, 2013, that led to your conclusion that separate quantified information between the direct-to-consumer and store channels was no longer material to investors. In this regard, clarify how you reported and analyzed the separate quantified sales prior to the first quarter of fiscal 2014 compared to how you currently report and analyze sales information in managing your business.

Effective with the first quarter of fiscal 2014, the Company implemented or completed the implementation of the following key financial reporting and operating activities:

1.	The Company completed the deployment of several technological advancements in the third and fourth quarters of fiscal 2013 that enhanced our “omni-channel” capabilities and provide our customers with the opportunity to purchase our merchandise through their preferred method. These technological advancements include:

a.	Single stock keeping units (SKUs) have been assigned to products across the operating segment instead of different SKUs for the same product in the retail store and direct-to-consumer channels;

b.	“Pick, pack and ship,” which allows a customer to place an order through one of our websites or from a different store that we fulfill partially or in full from one of our store locations; and

c.	“Mobile point of sale (MPOS),” which allows a customer to place an order and pay for merchandise at a store location and have it fulfilled from a different store location or one of our fulfillment centers.

The Company is continuously evaluating and introducing new purchasing methods for our customers that further support our business strategy of providing an “omni-channel” shopping experience.

2.	Due to the continued integration of the two channels into an “omni-channel” and the availability of like product in both channels, the Company sources its inventory based on total operating segment demand. In prior periods, the Company would evaluate the sales demand of the channels separately and make inventory purchase and allocation decisions within each channel to meet the demand of each channel. As a result of continued integration, the buying and merchandising groups for the Company’s operating segments are now operating as a combined group whereas in prior fiscal years the groups were separated into channel-specific groups. This shift allows the Company to continuously evaluate where the sales demand is being generated within the operating segment and allocate inventory and resources appropriately to ensure that customer demand is met regardless of which purchasing method the customer choses.

3.	The Company’s monthly operating segment financial reporting packages, which are reviewed by senior management, were adjusted and reformatted to place a more significant focus on the results of the respective operating segments. Prior to the first quarter of fiscal 2014, the reporting packages included the results of the individual channels and related analysis on separate pages. Effective with the first quarter of fiscal 2014, the reporting packages now show the combined channel information for each operating segment.

Appendix A is being provided separately as a supplemental submission pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (and Rule 418(b) under the Securities Act of 1933, as amended, to the extent applicable). In accordance with Rule 12b-4 and Rule 418(b), the Company requests that the materials be returned to it following completion of your review and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-7166 or Walter J. Mostek, Jr. at (215) 988-3330.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer